SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

EMAK WORLDWIDE, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

294724109
(CUSIP Number)

Joel Bernstein, Esq. Suite 104 2666 Tigertail Avenue Miami, FL 33133 305-858-7300
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

December 8, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 294724109

1	NAMES OF REPORTING PERSONS.

Samuel Konig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

453,766
Number of	8	SHARED VOTING POWER
Shares
Beneficially	N/A
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With	453,766
10	SHARED DISPOSITIVE POWER

N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

453,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 294724109

1	NAMES OF REPORTING PERSONS.

Michael Konig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

361,685
Number of	8	SHARED VOTING POWER
Shares
Beneficially	N/A
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With	361,685
10	SHARED DISPOSITIVE POWER

N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

361,685
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.	Security and Issuer.

This statement relates to shares of Common Stock, $.0001 par value per share, of EMAK WORLDWIDE, INC. (the “Issuer”). The principal executive offices of the Issuer are located at 6330 San Vicente Boulevard, Los Angeles, California 90048.

Item 2.	Identity and Background

(a)         Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being updated and filed by Samuel Konig, an individual, and Michael Konig, an individual (collectively called the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

(b) - (c)

Samuel Konig

Samuel Konig is principally employed as a private investor. Samuel Konig conducts his investment activities in his personal account. The principal business address of Samuel Konig is 19707 Turnberry Way, Suite 27C, Aventura, FL 33180.

Michael Konig

Michael Konig is principally employed as a private investor. Michael Konig conducts his investment activities in his personal account. The principal business address of Michael Konig is 476 N. Parkway., Golden Beach, FL 33160.

(d)         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)         Samuel Konig is a citizen of the United States of America.

Michael Konig is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source and amount of the funds used by the Reporting Persons to purchase the shares of Issuer Common Stock are as follows:

Reporting Person	Number of Shares	Amount of Funds	Source of Funds
Samuel Konig	453,766	$ 345,966	Personal Funds
Michael Konig	361,685	$ 303,895	Personal Funds

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock of the Issuer reported herein as being owned by each of them for investment purposes.

The Reporting Persons have a common belief that the Company needs to pursue appropriate measures and actions to enhance shareholder value, which may include an acquisition or other corporate actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons will seek to coordinate their efforts in this regard through communication with the Company’s management, board of directors, other current or prospective shareholders, other industry participants, investment and financing professionals and others.

The Reporting Persons may in the future take additional actions in connection with the Company that they agree are appropriate including, but not limited to, seeking management and board changes, bringing litigation against directors of the Company, and making proposals to the Company concerning management, operations, governance, mergers and acquisitions.

The Reporting Persons acquired the shares independently for the purposes set forth in their respective Schedule 13D's and each retains the independent right to buy, hold, sell and vote his shares. Each Reporting Person may, from time to time, acquire additional shares or dispose of some or all shares owned, engage in lending, hedging or similar transactions with some or all of his shares, or may continue to hold his shares, depending on business and market conditions, his continuing evaluation of the business and prospects of the Issuer, and his individual investment objectives and considerations and other factors he deems appropriate. Each Reporting Person may change his intention with respect to any or all matters referred to in this Item 4.

Depending upon market conditions and other factors that each of the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional shares of Common Stock of the Issuer in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock of the Issuer that each now owns or hereafter may acquire additional shares. Except as otherwise set forth herein, the Reporting Persons have no plans or proposals which relate to or could result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (b)

According to the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2008, there were, as of August 12, 2008, 6,922,977 shares of Common Stock of the Issuer issued and outstanding.

Samuel Konig

Samuel Konig beneficially owns 453,766 shares of Common Stock, comprising 6.5% of the issued and outstanding shares of the Common Stock of the Issuer.

Samuel Konig has the sole power to vote and dispose of all such shares.

Michael Konig

Michael Konig beneficially owns 361,685 shares of Common Stock, comprising 5.2% of the issued and outstanding shares of the Common Stock of the Issuer.

Michael Konig has the sole power to vote and dispose of all such shares.

(c) (i)      Since the last Konig Schedule 13D filing, Samuel Konig has made the following transactions in shares of Issuer’s Common Stock:

Date	Shares Purchased	Price per Share ($)
12/16/2008	1,899	0.2
12/15/2008	3,000	0.2
12/08/2008	35,624	0.16
10/30/2008	2,376	0.26
10/15/2008	30,296	0.43
7/18/2008	12,507	0.99

(c) (ii)      Since the last Konig Schedule 13D filing, Michael Konig has made the following purchases of shares of Issuer’s Common Stock:

Date	Shares Purchased	Price per Share ($)
12/8/2008	5,000	0.2
12/1/2008	5,000	0.3
10/17/2008	2,300	0.45
10/15/2008	35,000	0.43
10/14/2008	20,000	0.46
10/6/2008	5,000	0.5
9/29/2008	2,500	0.75
8/21/2008	1,500	0.75
8/14/2008	150	0.71
8/5/2008	25	0.71

Other than as set forth above, during the last 60 days, none of the Reporting Persons effected any transactions in the shares of Issuer’s Common Stock.

(d)         Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e)         It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

1.        Agreement dated December 18, 2008 among the Reporting Persons relating to the filing of a joint statement pursuant to Rule 13d-1(k)(1).

SIGNATURE

After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2008

/s/ Samuel Konig

Samuel Konig

/s/ Michael Konig

Michael Konig

Exhibit Index

Exhibit No.	Description

1	Agreement dated December 18, 2008 among the Reporting Persons relating to filing of a joint acquisition statement pursuant to Rule 13d - 1(k)(1).

Exhibit No. 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Emak Worldwide, Inc. dated as of December 18, 2008 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: December 18, 2008

/s/ Samuel Konig

Samuel Konig

/s/ Michael Konig

Michael Konig